January 18, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C.  20549

FILED VIA EDGAR

Dear Mr. Owings:

The Empire District Electric Company (the “Company”) has received your letter dated December 28, 2007 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A filed March 16, 2007 (the “Proxy Statement”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Proxy Statement or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Compensation Discussion and Analysis, page 9
Benchmarking, page 9

1.             Comment

We note that throughout the Compensation Discussion and Analysis discussion, you indicate that elements of compensation, including total compensation are determined by reference to benchmarks.  For example, on page ten under the subheading “Base Salary,” you indicate that you establish base salary levels near the 25th percentile of the national market.  Please expand your discussion of each of the benchmarks used by the compensation committee to explain why these levels are appropriate for your company and how the levels are established.

Response

In future filings, we will expand our discussion of each of the benchmarks used by the Compensation Committee to explain why these levels are appropriate for our company and how the levels are established.

We intend to revise the appropriate sections of the proxy statement to include disclosure substantially as follows:

The compensation program is structured to place each executive officer’s total direct compensation near the midpoint between the 25th and 50th percentile of a national market benchmark based on equivalent positions.  To attain this level of total compensation, the executive officer and Empire must achieve target levels of performance.  For purposes of this discussion, target level indicates customarily expected performance results. At the highest level of performance, an executive officer’s total compensation can approach the median, or 50th percentile, of the national market.

Base salary, annual cash incentives and long-term incentives are the three elements of total direct compensation.  The Compensation Committee has established a compensation philosophy that targets a certain level for each of the three categories of executive pay based on the national market benchmark discussed above.  Base Salary is targeted at the 25th percentile.  Total Cash Compensation (Base Salary plus annual incentive elements), assuming target levels of performance, is targeted at the midpoint between the 25th and 50th percentiles.  Total Direct Compensation (Total Cash Compensation plus Long-Term Incentive Compensation), assuming target levels of performance, is also targeted at the midpoint between the 25th and 50th percentiles.

In targeting these levels, the Compensation Committee has established a conservative pay program as compared to our peer group and the general market.  By design, Base Salary is set significantly lower than the average Base Salary of the national market (i.e. the 25th percentile) . However, the Annual Cash Incentive and Long-Term Incentive elements provide each executive the potential to achieve total compensation closer to the average total compensation level of the national market.  These “at-risk” elements of compensation are tied to both short- and long-term performance measures.  In essence, at-risk compensation must be “re-earned” annually.  The compensation consultant has provided the Compensation Committee with information regarding practices and trends in compensation programs in the utility industry as well as the national market and has reviewed and evaluated our compensation program as compared to compensation practices of other companies with similar characteristics, including size and type of business. The compensation consultant, at the direction of the Compensation Committee, has conducted this review in order to assess our relative competitive position with regard to compensation being paid within the markets in which we compete for executive talent.  As a result, the Compensation Committee has set these target levels in a manner designed to (1) be competitive and permit us to attract and retain executive talent, (2) be generally conservative and (3) incentivize executives to achieve individual and company performance goals.

2.             Comment

We note that the compensation consultant uses a “proprietary national market survey” and that this survey “plays a significant role” in the compensation committee’s assessment of the market.  Please disclose the companies underlying this survey.

Response

As noted below, the proprietary national survey covers over 1,100 parent organizations and independent operating units (of which over 700 are parent organizations).  As a result, we do not believe it would be helpful to shareholders to list out each of these organizations and units.  However, we have provided below more information on the types of organizations in the survey (including as to revenues, numbers of employees and market sector breakdown).

We intend to revise the “Benchmarking” section to include disclosure substantially as follows:

The compensation consultant compares executive pay levels to a proprietary national market survey of executive compensation.  The survey contains information on thousands of executives from over 1,100 parent organizations and independent operating units across all industry sectors.  In terms of participating organization size, 42% have annual revenues less than $1 billion, 37% have annual revenues between $1 billion and $5 billion, and 21% have annual revenues exceeding $5 billion.  Approximately 75% of the organizations participating in the survey have less than 10,000 employees and 60% have less than 5,000 employees. The survey companies comprise three major market sectors: financial (16%), services (27%), and industrial/manufacturing (57%).  Included within the industrial/manufacturing sector are 52 utility companies and 80 general manufacturing organizations.

In addition to the national market survey described above, the Compensation Committee compares the results of the compensation program to a selected industry-specific peer group of companies.  The industry peer group of companies is recommended by the compensation consultant and represents publicly traded electric or electric and gas utilities that are comparable to Empire in terms of sales, market value, growth, etc.  The peer group currently consists of Black Hills Corporation, Central Vermont Public Service, CH Energy Group Inc., Cleco Corporation, El Paso Electric Company, Green Mountain Power Company, Idacorp Inc., MGE Energy Inc., Otter Tail Corporation, UIL Holdings Corporation, Unisource Energy Corporation, and Unitil Corporation.  Comparing the compensation program to the industry peer group ensures that total compensation is competitive within the industry but not unreasonable when certain levels of performance are achieved.

Base Salary, page 10

3.             Comment

Please expand the discussion regarding the chief executive officer’s role in determining compensation to disclose whether he is involved with the deliberations of the committee.

Response

In future filings, we will expand the discussion regarding the chief executive officer’s role in determining compensation to disclose whether he is involved with the deliberations of the committee.

We intend to revise the appropriate sections of the proxy statement to include disclosure substantially as follows:

At the beginning of the calendar year, the President and CEO reviews executive officer performance with, and makes Base Salary recommendations to, the Compensation Committee for all executive officers other than himself.  Based upon his review and recommendations, and with consideration given to market information provided by the compensation consultant, the Compensation Committee sets the Base Salary of each such executive officer for the calendar year.  The Compensation Committee independently appraises the performance of the President and CEO, and sets his Base Salary accordingly.

The President and CEO also recommends annual metrics and performance measures for himself and all other executive officers to the Compensation Committee for each new calendar year.  The Compensation Committee reviews his recommendations for consistency, measurability, and equity relative to individual responsibilities and, together with their assessment of near-term company objectives, makes any necessary adjustments to individual Annual Incentive Plans.

The President and CEO attends Compensation Committee meetings, including the meeting where the Compensation Committee deliberates base salary changes and annual metrics and performance measures for the executive officers.  His role at these meetings is to review performance, make recommendations, and answer questions Compensation Committee members may have before they establish base salary levels and annual metrics and performance measures for the coming year.  The President and CEO does not directly participate in the deliberations of the Compensation Committee.

Annual Cash Incentives, page 10

4.             Comment

Please expand the discussion of the Executive Officer Annual Incentive Plan (AIP) to include a discussion of how the performance measures and metrics of the AIP are developed, as we note your indication that they are “developed from the broad corporate goals.”  Please disclose whether the individual executive officer is involved in drafting the AIP.  Please also include additional detail regarding the performance measures and metrics included in the AIP.  Please disclose whether any of the measures are quantitative and what those measures were for 2006 and will be for 2007.  To the extent you believe disclosure of these measures is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b).  If disclosure of the measures would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the measures or other factors.

Response

In future filings, we will expand the discussion of the Executive Officer Annual Incentive Plan (AIP) to include a discussion of how the performance measures and metrics of the AIP are developed, we will disclose whether the individual executive officer is involved in drafting the AIP and we will include additional detail regarding the performance measures and metrics included in the AIP.  With respect to your comment to disclose whether any of the measures are quantitative and what those measures were for 2006 and will be for 2007, we note that there are numerous metrics and performance measures that make up the AIP for each of our executive officers.  Most of those are “quantitative” in nature (i.e. the performance measure is tied to a quantifiable numerical test).  However, we believe that to list out each and every specific measure would not be helpful to shareholders and would make the disclosure more difficult to understand.  In addition, we note that these measures are generally not material financial measures that would be meaningful to shareholders and no single measure is material to the compensation program overall.  We note that the average target opportunity associated with a single performance measure in 2006 and 2007 was only approximately $4,000 and $8,900, respectively.  With respect to how difficult it will be for an executive officer or how likely it will be for us to achieve any particular measure, we have attempted to quantify this by giving historical data on the payouts (as a percentage of target) received by our executive officers over the past several years (see the penultimate paragraph in the “Annual Cash Incentives” section on page 11 of the Proxy Statement).  In addition, we will note whether measures are quantitative or qualitative and will give additional detail regarding the measures as noted above.

We intend to revise the “Annual Cash Incentives” section of the proxy statement to include disclosure substantially as follows.  We note, however, that although the disclosure below is with respect to 2006 and 2007, the actual disclosure in the next proxy statement will be with respect to 2007 and 2008.

The Annual Cash Incentive portion of Total Cash Compensation is derived from the Executive Officer Annual Incentive Plan (AIP).  Under this individualized annual plan, each executive officer can earn additional cash compensation based on performance measured against short-term tactical goals that lend support to our long-term vision and strategies.  A set of metrics and corresponding performance measures relevant to each executive’s area is developed from the broad corporate goals and key business strategies at the beginning of the calendar year.  One or more performance measures are developed for each metric.  Each performance measure is assigned a percentage weighting.  The weightings of each performance measure sum up to 100%.  While corporate goals and key business strategies have a long-term, multi-year perspective, the metrics developed from them are short-term in perspective, centered around the operating conditions and circumstances of a particular year.  Each executive officer provides the President and CEO a set of proposed metrics for the coming year.  The President and CEO evaluates the proposed metrics and makes any necessary modifications before presenting the proposed metrics to the Compensation Committee for their review.  The Compensation Committee reviews his recommendations for consistency, measurability, and equity relative to individual responsibilities and, together with their assessment of near-term company objectives, makes any necessary adjustments to individual AIPs

Metrics that are generally common to each executive include, but are not limited to, expense control, regulatory performance, and completion of major project(s). Additional metrics commonly applied to the President and CEO and the Vice-President of Finance and CFO include financial performance, capital market relationships, investments, and corporate governance. Executive officers who have responsibility over our operational areas have specific operational metrics related to their areas of responsibility, such as customer service and completion of capital projects.

Performance measure ranges are generally linked to threshold, target and maximum performance award levels.  For instance, to qualify for the threshold performance award under a performance measure of budgetary control, an executive must operate their responsibility area at no greater than +5% of budget.  To qualify for the maximum performance award under the same performance measure, an executive must operate their responsibility area at -5% of budget.  The qualification criteria for other performance measures may be whether the executive accomplished or did not accomplish the measure.  Under this criterion, the executive must fully accomplish the measure to qualify for any award.   Generally, all measurements are quantitative with the exception of those identified as qualitative.

Metrics developed for 2006 consisted of:

•                  Expense Control.  Measures included control of operating/maintenance, capital and purchased power expenses as outlined above.

•                  Project Completion.  Measures included construction progress of the Riverton Generating Station V84.2 combustion turbine and related substation (in service during 2007), completion of an automated meter reading pilot project and corresponding deployment study, completion of the transition of the gas property acquired from Aquila, and the attainment of a labor agreement with Local Union 1474 of the IBEW.  With the exception of the combustion turbine and substation project, the Project Completion measurements are qualitative.

•                  Customer Service.  Measures included minimization of customer complaints to state public service commissions and minimization of generation station forced outages.

•                  Regulatory Performance.  Measures were tied to the outcome of Missouri Electric Rate Case No. ER-2006-315, the implementation of a Missouri Fuel Adjustment Clause, and the concurrent approval of the Missouri / Kansas Southwest Power Pool (SPP) Regional Transmission Organization and launch of the SPP’s Energy Imbalance Market.  This last measure was considered a qualitative measure

•                  Financial Performance.  Measures included management of our short-term debt costs and pre-allocation earnings before interest and taxes associated with non-regulated business lines.

•                  Strategic Development.  Measures included closure of the gas property acquisition transaction, execution of the transition project plan, and exiting the Conversant business.

•                  Capital Markets.  Measures involved conferences with rating agencies and institutional investors and the issuance of debt and equity.

•                  Corporate Governance.  Measures consisted of the identification or lack thereof of material weaknesses or significant defects in internal controls.

Metrics developed for 2007 consist of:

•                  Expense Control.  Measures include control of operating/maintenance, capital and purchased power expenses as outlined above.

•                  Project Completion.  Measures include completion of the scheduled maintenance outage and Selective Catalytic Reduction (SCR) installation at the Asbury Generating Station, completion of the Ozark/Nixa Missouri transmission line construction project, and attainment of a labor agreement with Local Union 1474 of the IBEW.

•                  Customer Service.  Measures include minimization of customer complaints to state public service commissions, minimization of generation station forced outages, minimization of call center telephone response time and control of customer outages due to vegetation in primary distribution lines.

•                  Regulatory Performance.  Measures consist of minimization of Notices of Violation from state departments of natural resources.

•                  Financial Performance.  Measures consist of management of our short-term debt costs.

•                  Operations/Safety.  Measures include the gas property long-term staffing plan, gas property safety audits conducted by the Missouri Public Service Commission, and gas property residential customer growth.

•                  Strategic Development.  Measures consist of exiting the Fast Freedom business.

•                  Capital Markets.  Measures involve conferences with rating agencies and institutional investors and the issuance of debt and equity.

•                  Corporate Governance.  Measures consist of the identification or lack thereof of material weaknesses or significant defects in internal controls.

Potential Payments upon Termination and Change in Control

5.             Comment

With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Response

We advise the Staff that amounts payable under the Change In Control Severance Pay Plan are not individually negotiated but are determined under the terms of the Plan.  Each eligible individual participates at an equal level in the Plan.  Differences in total severance benefits are generally attributable to salary levels and length of service.  We will revise the disclosure in future filings to make this clear.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (417) 625-5106.  As we are currently in the preparation phase of our 2008 Proxy Statement, we would appreciate your response to this letter as soon as possible.

Sincerely,

THE EMPIRE DISTRICT ELECTRIC COMPANY.

By:	/s/ WILLIAM L. GIPSON
William L. Gipson
President and Chief Executive Officer